FORDING CANADIAN COAL TRUST

MANAGEMENT’S DISCUSSION AND ANALYSIS

FORWARD-LOOKING INFORMATION

This management’s discussion and analysis contains forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995 relating, but not limited to, Fording Canadian Coal Trust’s expectations, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “may”, and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. This management’s discussion and analysis contains forward-looking information, included in, but not limited to, the sections titled Overview, Strategy and Key Performance Indicators, Nature of Operations, 2006 Compared with 2005, Outlook, Liquidity and Capital Resources, Outstanding Unit Data, Critical Accounting Estimates, Changes in Accounting Policies, Financial and Other Instruments, Risks and Uncertainties.

Unitholders and prospective investors are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, of both a general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking information or contribute to the possibility that predictions, forecasts or projections will prove to be materially inaccurate. For a further discussion of the assumptions, risks and uncertainties relating to the forward-looking statements contained in this management’s discussion and analysis, please refer to the sections entitled Caution Regarding Forward-Looking Statements and Risks and Uncertainties.

INTRODUCTION

THE TRUST

This management’s discussion and analysis, dated March 1, 2007, is a year-over-year review of the activities, results of operations, liquidity and capital resources of the Fording Canadian Coal Trust (the Trust) and its subsidiaries on a consolidated basis. The Trust is an open-ended mutual fund trust governed by a declaration of trust and the laws of Alberta. It is one of the largest royalty trusts in Canada by market capitalization, and its units are publicly traded in Canada on the TSX (FDG.UN) and in the United States on the NYSE (FDG). The Trust is not a trust company and it is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

The Trust does not carry on any active business. The Trust directly and indirectly owns all of the interests of NYCO and of Fording Limited Partnership (Fording LP), which holds a 60% interest in Elk Valley Coal. The Trust uses the cash it receives from these investments to make quarterly distributions to its unitholders.

The Trust was formed in connection with a plan of arrangement effective February 28, 2003 (the 2003 Arrangement). The Trust is a flow-through structure and all taxable income of the Trust is generally distributed to the unitholders without being taxed at the Trust level. The Trust does pay provincial mineral taxes and Crown royalties as well as foreign income taxes on its U.S. and Mexican subsidiaries. On October 31, 2006, the Federal Government of Canada announced changes to Canadian income tax regulations (the October 31 Announcement) that are expected to result in the taxation of existing income and royalty trusts, other than real estate investment trusts, at effective rates similar to Canadian corporations commencing in 2011.

Effective January 1, 2007, the Trust reorganized into a royalty trust largely in the manner approved by the unitholders at the 2005 Annual and Special Meeting. As a royalty trust, current provisions of the Canadian Income Tax Act do not limit the level of foreign ownership of the units of the Trust. The reorganization of the Trust into a royalty trust will not exempt the Trust from the effects of the October 31 Announcement.

The principal asset of the Trust is its 60% interest in Elk Valley Coal Partnership (Elk Valley Coal), which was created by the 2003 Arrangement and is accounted for as a joint venture by the Trust. Elk Valley Coal combined the metallurgical coal mining operations and assets formerly owned by Fording Inc. (being the public company existing prior to the 2003 Arrangement), Teck Cominco Limited and/or its affiliates (Teck Cominco) and the Luscar/CONSOL joint ventures. Elk Valley Coal produces and distributes metallurgical coal from six mines located in British Columbia and Alberta, Canada. The Trust also holds a 100% interest in NYCO, which mines and processes wollastonite and other industrial minerals at two operations in the United States and one operation in Mexico.

References to “we” and “our” in this management’s discussion and analysis are to the Trust and its subsidiaries. References to Elk Valley Coal are either to the Elk Valley Coal Partnership or to our Elk Valley Coal segment as the context requires. Our Elk Valley Coal segment includes our interest in the Elk Valley Coal Partnership and certain financial transactions of our subsidiaries that relate to the segment, such as foreign exchange forward contracts and mineral taxes.

Prior to August 24, 2005, the Trust held all of the shares and subordinated notes of its operating subsidiary company, Fording Inc. (the Corporation). Effective August 24, 2005, the Trust reorganized its structure by way of a plan of arrangement (the 2005 Arrangement) under which substantially all of the assets of the Corporation were transferred to a new entity, Fording LP, and the Trust. The 2005 Arrangement created a flow-through structure whereby the Trust directly and indirectly owns all of the partnership interests of Fording LP, which holds the partnership interests in Elk Valley Coal previously held by the Corporation.

At the time of the 2003 Arrangement, we had a 65% interest in Elk Valley Coal and Teck Cominco held the remaining 35%. The agreement governing Elk Valley Coal provided for an increase in Teck Cominco’s interest to a maximum of 40% to the extent that synergies from the combination of various metallurgical coal assets contributed to Elk Valley Coal exceeded certain target levels. The partners agreed that the synergy objectives were achieved and, as a result, our interest in Elk Valley Coal was reduced to 62% effective April 1, 2004, to 61% on April 1, 2005, and to 60% on April 1, 2006. We accounted for the estimated effect of the 5% reduction in our interest in Elk Valley Coal in our financial results in the second quarter of 2004, including an estimate of additional entitlements to be received until March 31, 2006. The additional distribution entitlements received since March 31, 2004 were included in cash available for distribution over the period ending March 31, 2006.

The information in this management’s discussion and analysis should be read together with the Consolidated Financial Statements, the notes thereto and other public disclosures of the Trust and its predecessor. Additional information relating to the Trust, including our annual information form, is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on the Trust’s website at www.fording.ca. The Consolidated Financial Statements have been prepared in accordance with generally accepted accounting principles (GAAP) in Canada. These principles conform in all material respects with GAAP in the United States, except as disclosed in note 18 to the Consolidated Financial Statements.

We report our financial information in Canadian dollars and all monetary amounts set forth herein are expressed in Canadian dollars unless specifically stated otherwise.

ELK VALLEY COAL PARTNERSHIP

Elk Valley Coal is a general partnership between Fording LP and Teck Cominco. Our Consolidated Financial Statements reflect our proportionate interest in Elk Valley Coal.

Teck Cominco is the managing partner of Elk Valley Coal and is responsible for managing its business and affairs, subject to certain matters that require the agreement of all partners. We are dependent upon Teck Cominco as managing partner of Elk Valley Coal and there is some risk to us should any conflict arise between the Trust, Elk Valley Coal and Teck Cominco. Should Teck Cominco not fulfill its obligations under the agreement governing Elk Valley Coal or fail to manage the business and affairs of Elk Valley Coal in a prudent manner, or should conflicts of interest arise, there could be adverse effects on the amount of cash available for distribution to unitholders.

Elk Valley Coal is the second-largest supplier of seaborne hard coking coal in the world. Hard coking coal is a type of metallurgical coal used primarily for making coke by integrated steel mills, which account for approximately two-thirds of worldwide steel production. The seaborne hard coking coal market is characterized by the global nature of international steel making, the relative concentration of quality metallurgical coal deposits in Australia, Canada and the United States, and the comparatively low cost of seaborne transportation.

Elk Valley Coal has an interest in six mining operations. The Fording River, Coal Mountain, Line Creek and Cardinal River operations are wholly owned. The Greenhills operation is a joint venture in which Elk Valley Coal has an 80% interest. Effective August 1, 2005, the Elkview operation was contributed to the Elkview Mine Limited Partnership in which Elk Valley Coal holds, directly and indirectly, a 95% general partnership interest.

The Fording River, Coal Mountain, Line Creek, Elkview and Greenhills operations are located in the Elk Valley region of southeast British Columbia. The Cardinal River operation is located in west-central Alberta.

Elk Valley Coal also owns numerous coal resources in British Columbia as well as a 46% interest in Neptune Bulk Terminals (Canada) Ltd., a coal loading facility located in North Vancouver, British Columbia.

Elk Valley Coal accounted for 97% of the Trust’s revenues in 2006, 98% of revenues in 2005 and 96% in 2004.

NYCO

NYCO consists of our subsidiaries that operate wollastonite mining operations in New York State and Mexico, and a tripoli mining operation in Missouri. NYCO is a leading producer of wollastonite.

Wollastonite is an industrial mineral that is primarily used in the manufacture of automotive composites, adhesives and sealants, metallurgical fluxes, friction material, paints and corrosion-resistant coatings, fire-resistant construction wallboard, cement-based products and ceramics. Tripoli is an industrial mineral that is used primarily in buffing and polishing applications.

NYCO accounted for 3% of the Trust’s revenues in 2006, 2% of revenues in 2005 and 4% in 2004.

Subsequent to year-end, we reached a non-binding agreement in principle for the sale of NYCO. Proceeds are expected to be $40 million (US$35 million), subject to certain adjustments, including an adjustment for changes in working capital through the closing date.

NON-GAAP FINANCIAL MEASURES

This management’s discussion and analysis refers to certain financial measures, such as distributable cash, cash available for distribution, sustaining capital expenditures, and income before unusual items and future income taxes, that are not measures recognized under GAAP in Canada or the United States, and do not have standardized meanings prescribed by GAAP. These measures may differ from those made by other issuers and, accordingly, may not be comparable to such measures as reported by other trusts or corporations. We discuss these measures, which have been derived from our financial statements and applied on a consistent basis, because we believe that they are of assistance in the understanding of the results of our operations and financial position, and provide further information about the ability of the Trust to earn and distribute cash to unitholders.

Cash available for distribution is the term used by us to describe the cash that is available for distribution to unitholders. Actual distributions of cash to unitholders are made after being declared by the Trustees in accordance with our distribution policy.

Sustaining capital expenditures refers to expenditures in respect of capital asset additions, replacements or improvements required to maintain business operations at current production levels. The determination of what constitutes sustaining capital expenditures requires the judgment of management.

Income before unusual items and future income taxes is a non-GAAP measure of earnings. It adds back to net income determined in accordance with GAAP the impact of future taxes, which are non-cash, and unusual items that are significant and not expected to be recurring.

CONTROLS AND PROCEDURES

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with GAAP. Internal control over financial reporting may not prevent or detect fraud or misstatements because of limitations inherent in any system of internal control. Work continued over the past year to improve and document our internal controls, and to test the effective operation of individual key controls.

As an inter-listed trust, we are subject to the laws, rules and requirements of both Canada and the United States and the TSX and NYSE, including the requirement that we evaluate the effectiveness of our internal control over financial reporting. Management, with the participation of our president and chief financial officer, conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework set out in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2006 based on the criteria set out in Internal Control — Integrated Framework issued by COSO. PricewaterhouseCoopers LLP, our independent auditors, has audited management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006. PricewaterhouseCoopers LLP has issued an attestation report on management’s assessment of the effectiveness of our internal control over financial reporting, which is included in their audit report on our Consolidated Financial Statements.

OVERVIEW

HIGHLIGHTS

(millions of dollars, except per unit amounts)	2006	2005	2004
Revenues	$ 1,845.3	$ 1,874.8	$ 1,167.2
Income from operations	684.4	776.9	170.1
Net income	497.9	834.2	150.1
Add (deduct):
Write-down of NYCO	52.5	-	-
Change in accounting policy for raw coal	31.7	-	-
Future income tax expense (reversal)	2.6	(97.2)	(31.3)
(Gain) loss from reduction of interest in Elk Valley Coal	-	(5.4)	37.5
Income from change in inventory valuation	-	-	(10.8)
Gain on issuance of partnership interest	-	(27.2)	-
Net income before unusual items and future income taxes	$ 584.7	$ 704.4	$ 145.5
Cash available for distribution	617.8	721.6	182.2
Distributions declared	610.2	700.6	213.5
Basic and diluted earnings per unit:
Net income	$ 3.39	$ 5.67	$ 1.03
Net income before unusual items and future income taxes	3.98	4.79	1.00
Cash available for distribution per unit	4.20	4.91	1.25
Distributions declared per unit	4.15	4.76	1.47
Total assets	1,073.8	1,182.6	968.2
Total long-term debt	312.5	215.2	205.2
Coal sales-Trust’s share (millions of tonnes)	13.6	14.5	15.3
Wollastonite sales (thousands of tonnes)	101	90	82

Elk Valley Coal’s hard coking coal prices decreased 12% to US$107 per tonne for the 2006 coal year, which runs from April 1, 2006 to March 31, 2007. As negotiations concluded for the 2006 coal year, demand had softened compared with the prior year as some integrated steel mills substituted lower-quality coals for hard coking coal and contracts were terminated with many customers in China. At the same time, the available supply of coal was relatively strong. Calendar-year prices in 2006 increased 14% to US$113 per tonne despite the drop in 2006 coal-year prices due to significantly lower prices during the first half of 2005. Our coal sales volumes decreased 6% to 13.6 million tonnes in 2006 largely due to the substitution of lower-priced, lower-quality coals and an increase of supply of hard coking coal from our competitors in Canada and Australia.

Revenues declined 2% compared with 2005. The effects in 2006 of lower coal sales volume and a stronger Canadian versus U.S. dollar were largely offset by the increase in calendar year prices. Lower revenues and higher per unit cost of coal sold and transportation costs contributed to lower net income and distributions declared in 2006. Net income was $498 million in 2006, down 40% from 2005. Net income before unusual items and future income taxes decreased 17% to $585 million. Distributions declared in 2006 decreased 13% to $610 million compared with $701 million in the prior year.

Our total assets decreased by $109 million to $1.1 billion at the end of 2006, due partly to the pre-tax write-down of the capital assets of NYCO of $53 million. Changes in the other individual asset and liability categories were not substantial and were consistent with the results of operations for 2006.

TRUST REORGANIZATION

At the 2005 Annual and Special Meeting, unitholders approved a two-step reorganization of the Trust and its subsidiaries. The first step (the 2005 Arrangement) was completed on August 24, 2005 and effectively resulted in distributions received from Elk Valley Coal being taxed at the unitholder level. The second step, which would reorganize the Trust into a royalty trust, was not completed and unitholders approved a modified royalty reorganization structure (the 2006 Arrangement) at the Annual and Special Meeting on May 2, 2006.

As a result of the October 31 Announcement by the Federal Government of Canada, the Trustees decided not to proceed with the 2006 Arrangement as it would have resulted in the new royalty trust being subject to the new tax on distributions beginning in 2007. Instead, the Trustees determined that it was in the best interests of unitholders to reorganize the Trust into a royalty trust largely in the manner approved by unitholders at the 2005 Annual and Special Meeting. The reorganization was completed effective January 1, 2007 following receipt of a favourable advance tax ruling from the Canada Revenue Agency. As a royalty trust, the Trust qualifies for an exemption from a provision of the Income Tax Act (Canada) that limits the level of foreign ownership of units of income trusts. The reorganization into a royalty trust did not change the distribution policy of the Trust or affect the amount of cash available for distribution to unitholders.

STRATEGY AND KEY PERFORMANCE INDICATORS

CREATING VALUE

Our goal is to use our investments in long-lived assets, which have a history of strong performance, to provide for distributions to our unitholders over the long term. Cash available for distribution is generated primarily from our investment in Elk Valley Coal. Accordingly, cash available for distribution will be significantly affected by Elk Valley Coal’s success in maintaining market value for its high-quality coking coal products, maintaining solid, long-term customer relationships, and efficiently managing its operations in order to control costs and to create and capture market opportunities. To implement this, Elk Valley Coal’s focus is on safe operations, maximizing product quality, carefully managing market risk, utilizing existing assets efficiently, controlling costs, maintaining a strong balance sheet, and employing capital discipline. It is anticipated that NYCO, which has been a minor segment of the Trust’s investments, will be sold in early 2007.

Strategic priorities of Elk Valley Coal include:

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Maintaining a strong focus on employee health and safety;

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Maintaining a culture that promotes integrity;

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Optimizing the value of our reserves;

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Providing consistent, high-quality products to our customers;

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Building and strengthening relationships with new and existing customers;

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Controlling costs through efficient management of operations and transportation;

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Maintaining adequate reserves to remain a reliable, long-term supplier of high-quality hard coking coal to the marketplace;

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Being a responsible stakeholder in the communities in which we operate, and;

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Managing environmental practices to minimize long-term ecological impacts and meet regulatory and public responsibilities.

KEY PERFORMANCE INDICATORS

Key performance indicators relate to those things that Elk Valley Coal can directly affect to provide long-term value. Key measurements are safety performance, quality control, unit cost of product sold and transportation costs. Other measures include material and clean coal productivities, plant yield and strip ratios. Monitoring and assessing accident and incident frequency and severity provide opportunities to focus efforts and improve safety performance. Quality measures focus on the delivery of coal within established product specifications on a consistent basis. Mining improvements are measured by productivity gains in the mines and plants and the ability to increase production at opportune times. Sound environmental performance is demonstrated by controlling the impact of activities on the environment through work practices and complying with applicable laws and regulations. These key performance indicators are continuously reviewed and monitored.

Being recognized as a valued supplier to customers, and strengthening relationships with employees, communities and other stakeholders, are important aspects of the business for Elk Valley Coal. The focus on employee training and retention to sustain a solid base of human resources and continuously improve operations in the context of effective long-term mine plans is also important to the efficient development of resources and, ultimately, our ability to make cash distributions to unitholders.

NATURE OF OPERATIONS

The financial results and financial position of the Trust include our indirect 60% interest in Elk Valley Coal and our 100% interest in NYCO. Our interest in Elk Valley Coal continues to account for the majority of our assets, liabilities, revenues, income from operations and net income. Elk Valley Coal accounted for 97% of revenues in 2006, 98% of revenues in 2005 and 96% in 2004.

ELK VALLEY COAL

The Steel and Metallurgical Coal Industries

Integrated steel mills account for approximately two-thirds of worldwide steel production. These mills depend on metallurgical coal as an integral raw material input for making steel. The three main categories of metallurgical coal are separated by reference to their chemical and physical properties. These differences, in turn, result in differentiation in pricing, which was quite significant over the last few years.

Hard coking coals form high-strength coke, semi-soft coking coals produce coke of lesser quality, and pulverized coal for injection is used for its heat value and is not typically a coking coal. Semi-soft and pulverized coals normally have lower sales values compared with hard coking coal due to marked differences in quality and broader availability.

There has been little discrimination in pricing for varying qualities of coking coals within the hard coking coal category in recent years, largely because of a perceived shortness of supply. Currently, the highest quality hard coking coals continue to be in short supply; however, hard coking coals of lesser quality are in sufficient supply given current demands of the steel industry. As a result, recent trends in coal marketing and purchasing are leading to a pricing of hard coking coals into quality groupings, and prices will vary between these groups. The highest quality hard coking coals are relatively scarce and, accordingly, command the best prices. Much of the new production coming into the market from competitors in Australia is mid- to low-quality hard coking coal, and will likely put downward pressure on the prices of these coals in the absence of any increase in demand for hard coking coals in general.

The demand for hard coking coals is closely correlated with the steel production of integrated steel mills. However, other factors can influence demand. The substantially lower pricing for semi-soft and pulverized coals encourages integrated steel mills to use these coals to the extent their processes allow in substitution for hard coking coal in an attempt to reduce the total cost of steel production. This substitution tends to have technical limits. Use of semi-soft coals reduces the productivity of coke ovens and blast furnaces. Increased use of pulverized coals reduces overall coking coal requirements but, in turn, necessitates the use of higher-quality hard coking coals. Therefore, substitution can increase when the steel mills operate at lower rates of productivity and when the price differential between hard coking and other coals widens. There is also an impact on hard coking coal demand when steel mills purchase supplies of finished coke.

Approximately two-thirds of the hard coking coal needs of integrated steel mills and other producers of coke are met by domestic production or by production delivered overland. The remaining needs are satisfied by importing hard coking coal from overseas sources, or through seaborne trade.

Competitive Position

Elk Valley Coal is the second-largest supplier of seaborne hard coking coal in the world, with approximately 15% of the global seaborne market in 2006. The other main producing regions of seaborne hard coking coal are Australia and the United States. Principal competitors to Elk Valley Coal are centered in Australia and include the BHP Billiton/Mitsubishi Alliance, which has approximately 33% of the global market, and Anglo American Plc./Mitsui & Co. Ltd. and Xstrata Plc., which have, respectively, about 8% and 6% of the global market. New sources of supply of hard coking coal are coming into the market over the next few years. While these new sources are not expected to produce the highest quality hard coking coal, the supply will compete directly with some of Elk Valley Coal’s products.

Nearly all of Elk Valley Coal’s production is hard coking coal, including a high proportion of high-quality hard coking coal products and a range of other qualities. Generally, these coal products are comparable in quality with those of Elk Valley Coal’s competitors and perform well when blended by customers with other coals. Historically, approximately 5% of Elk Valley Coal’s production was sold as thermal coal to industrial users or as pulverized coals to steel mills. The varying chemical and physical properties of its coal products, their relative supply and demand balance in the market, and any differences in ocean freight costs into various markets can result in some differentiation of pricing for its hard coking coal products.

In response to trends toward increased stratification of hard coking coal qualities and, therefore, prices, Elk Valley Coal will produce products to preserve the value of its highest quality coals. This will likely lead to the development of a range of product offerings of varying levels of quality, which is a process that will take several years to mature. It will also necessitate new product branding efforts, and will result in wider price differences between Elk Valley Coal products. Sales volumes in the near term are expected to approximate 2006 sales levels. Future sales levels will largely depend on market acceptance of the coals and the cost competitiveness of Elk Valley Coal.

On the whole, the cost of production for Elk Valley Coal is competitive with that of the average Australian producer. However, that competitive position can depend on a number of factors, including the type of operations of a particular competitor and foreign currency exchange rates. Elk Valley Coal operates in mountainous terrain whereas Australian metallurgical coal production is generally from open-pit mines in non-mountainous terrain using dragline and truck and shovel methods, or from underground operations. Metallurgical coal production in the United States is generally from underground operations in eastern states.

Transportation costs, including rail and port services, are significant to Elk Valley Coal and generally determine its competitiveness. In recent years, the cost of these services has risen dramatically because of higher contractual rates for rail services and higher coal prices, which have some impact on port service rates. Rail costs are also high because the majority of coal is shipped to west coast ports that are over 1,100 kilometres from the mines using single service providers for which there are currently no cost-effective alternatives. Distances to customers in eastern North America are even greater, though these costs are usually reflected in the sales price charged to these customers. Australian producers generally have a marked cost advantage over Elk Valley Coal because their mining operations are located closer to tidewater.

The combined cost of product sold and transportation have generally resulted in Elk Valley Coal being compared favourably with competitors in the United States, but being compared less favourably to competitors in Australia.

Operating the Business

Selling coal

Two of Elk Valley Coal’s strategies over time have been to diversify its customer base and to focus on expanding sales to world-class steel mills. It currently sells coal into most of the steel-producing regions of the world serviced by seaborne coking coal, and continues efforts to broaden its customer base. Diversification has helped to reduce the risk of dependence on any one customer or region by increasing the number of customers served and accessing new markets for coal.

Elk Valley Coal sales by region (%)	2006	2005	2004
Asia	45	45	45
Europe	35	34	32
North America	11	13	15
South America	9	8	8

Elk Valley Coal currently sells the majority of its coal pursuant to evergreen contracts or long-term supply agreements. Evergreen contracts allow for pricing of specified volumes of coal to be set annually and require one or two year’s notice of termination by either party. Long-term supply agreements provide for the purchase of specified volumes of coal each year for a specified number of years, but allow prices to be set annually. Historically, less than 10% of Elk Valley Coal’s sales have been based on spot market prices, which is typical for the seaborne hard coking coal market. Coal is generally priced, particularly in Asia and Europe, on an annual basis for the 12-month period that starts April 1, referred to as the coal year.

Evergreen contracts and long-term supply agreements have traditionally been entered into to reduce some of the risk associated with sales and production volumes by providing more certainty and stability of sales volumes from year to year. However, within the calendar year, the timing of coal sales is largely dependent on customers as they determine when vessels are nominated to receive shipments, and it is not unusual for some sales volumes from one coal year be carried over into the next coal year. Recently, the amount of this carry over has increased as some customers have not taken their contracted volumes in favour of lower cost, lesser value coals and, therefore, undermined the benefits of the multi-year contracts to Elk Valley Coal. Going forward, Elk Valley Coal intends to negotiate contract volumes that are more consistent with each customer’s underlying buying patterns.

The usual terms of sale of seaborne coking coal result in customers taking title to coal once it is loaded onto vessels at the port. Elk Valley Coal’s customers typically arrange and pay for ocean freight and off-loading from vessels at the destination port. In some cases, Elk Valley Coal pays these costs, selling the coal on terms such that title to the coal transfers at the shipping destination. Higher sales prices are negotiated for these sales to cover the ocean freight rates, and the costs of ocean freight are reflected in transportation costs.

Transporting coal

Elk Valley Coal typically transports approximately 90% of its coal shipments by rail to west-coast ports in British Columbia utilizing two rail service providers. Canadian Pacific Railway Limited provides services to the five operations in the Elk Valley region in southeast British Columbia and Canadian National Railway Company provides services to the Cardinal River operation in west-central Alberta. There are currently no cost-effective alternatives to these providers for the volume of coal produced by these mines. Elk Valley Coal has a five-year agreement with Canadian Pacific for the westbound movement of its coal, which expires at the end of March 2009. The agreement provided for fixed rates during the first three years. In the remaining two years, the rates consist of three components; a base rate, a premium if coal prices exceed certain thresholds, and a premium or discount based on the West Texas Intermediate price of crude oil. The three-year contract with Canadian National expires at the end of December 2007 and provides for a minimum, or base, charge adjusted every six months based on average coal prices realized by the operation for the preceding six-month period.

Westshore Terminals in Vancouver handles most of the shipments loaded onto vessels on the west coast. Neptune Terminals in North Vancouver, which is 46% owned by Elk Valley Coal, loads the balance. There are currently no cost-effective alternatives to these port facilities. A number of agreements are in place with Westshore Terminals, which expire at the end of March 2007 for the Line Creek operation, March 2010 for the Elkview operation, and March 2012 for the Fording River, Greenhills and Coal Mountain operations. The loading rates under the terms of the Westshore Terminals contracts are partially linked to the Canadian dollar price Elk Valley Coal receives for coal. Loading rates for the handling of coal and other products at Neptune Terminals are based on the actual costs allocated to the handling of each product.

Charges for demurrage by vessel owners for waiting times are sometimes incurred if there are loading problems or scheduling issues at the port, or if there is a shortage of coal at the port because of, for example, poor weather conditions that hamper mining operations or the transportation of coal.

Approximately 10% of coal shipments are eastbound and delivered to North American customers by rail or by rail and ship via Thunder Bay Terminals in Thunder Bay, Ontario. Canadian Pacific handles this transportation and rates are negotiated annually on a calendar-year basis.

Mining coal

Elk Valley Coal employs conventional open-pit mining techniques using large haulage trucks and electric or hydraulic shovels. Overburden rock is drilled and blasted with explosives then loaded onto trucks by shovels and hauled outside of the mining area. Once the overburden is removed, the raw coal is typically recovered from the seam by bulldozers and is loaded onto haul trucks by front-end loaders and shovels for transport to the coal preparation plants. These plants employ breakers, which size the raw coal and remove large rocks, wash the raw coal of ash and impurities using conventional techniques, and then dry the clean coal using dryers that utilize coal or natural gas.

Movement of rock overburden constitutes a significant portion of the unit cost of product sold because considerably more rock overburden must be blasted and moved outside of the active mining area compared with the volume of coal recovered from the underlying seams. Certain key variables are carefully managed with a view to the long-term economic viability of the coal reserve.

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The strip ratio is the average volume of rock that must be moved for each tonne of clean coal produced, and can vary from period to period around a long-term trend. A lower strip ratio normally reduces the unit cost of product sold.

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The haul distance is the distance the trucks, on average, have to travel to move the overburden. The haul distance impacts fleet size, productivity in the mine, and the cost of mining inputs such as labour, tires and fuel. Shorter haul distances normally result in lower cost of product sold.

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Total material productivity is a measure of efficiency, stated in the volume of rock and coal moved per eight-hour work shift. Higher productivity, which depends on such things as mine design, employee levels, size of the mining fleet, haul distance and equipment availability and capacity, normally reduces the unit cost of product sold.

Changing technology and the use of larger equipment may reduce mining costs and increase productivity, which could make higher strip ratios or longer haul distances economic and increase recoverable coal. The outlook for hard coking coal prices will also determine which strip ratios and haul distances are economic. Mining costs are also impacted by the cost of various inputs such as labour, maintenance, fuel and other consumables.

The physical mining capacity of Elk Valley Coal is approximately 26 million tonnes per year, of which our share is 60%. This capacity figure is based on current long-range mine plans, which reflect expectations for a number of physical considerations such as strip ratios, haul distances, and the size of the mining fleet. Changes to mine plans, for example, to respond to market factors or geological issues, can affect physical capacity.

Effective capacity can vary and is influenced by product requirements and other factors such as labour unrest, rail and port performance, and parts supply. For example, a lack of readily available haul truck tires could restrict effective production capacity in 2007 to approximately 25 million tonnes. Recent price escalation in the hard coking coal market has resulted in product quality having a much larger influence on coal prices than in previous years. The emphasis on producing products of consistent quality for the highest-value hard coking coals will involve additional operational and quality control efforts, which could restrict overall production capacity, at least in the near term. Actual production will depend on sales volumes, and future capacity will be managed according to marketing results.

Coal preparation plant processing includes the washing and drying of coal for sale. Washing coal removes impurities such as rock and ash. Drying the coal after washing reduces the moisture level of the coal in order to meet customers’ specifications. Certain key variables related to processing coal are also carefully managed with a long-term view to mine operations.

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The percentage of clean product recovered compared with the amount of raw coal processed is referred to as yield. The yield achieved is a function of the physical characteristics of raw coal being processed and the amount of ash and impurities in the raw coal. In the cleaning process, ash in the raw coal is removed to acceptable levels for the production of coke for the steel-making process. Generally, a higher yield lowers the unit cost of product sold.

▪

Clean coal productivity is a measure of the overall efficiency of the coal preparation plant and minesite operations. It is stated as the amount of clean coal produced per eight-hour work shift. In addition to factors that affect productivity in the mining operations, productivity for coal preparation plants is dependent upon plant design and site employee levels.

Mining and plant equipment and other infrastructure must be maintained. Scheduled shutdowns of operations, which are typically built into our production plans, may be taken at various times throughout the year to provide for employee vacations and allow for maintenance activities. Generally, scheduled shutdowns occur in July and August, which can impact production volumes and unit costs for the third quarter.

2006 COMPARED WITH 2005

Results of Operations

Volumes and prices	2006	2005	2004
Coal production (millions of tonnes)	13.1	15.4	15.2
Coal sales (millions of tonnes)	13.6	14.5	15.3
Average US$ coal prices (per tonne)	$ 113.10	$ 99.30	$ 52.20
Average CDN$ coal prices (per tonne)[1]	$ 132.50	$ 126.40	$ 73.10
Operating results (millions of dollars)
Revenues	$ 1,798.2	$ 1,829.9	$ 1,118.1
Cost of product sold	532.3	469.2	428.2
Transportation	500.3	510.2	442.2
Selling, general and administration	23.4	17.2	20.3
Depreciation and depletion	49.2	47.5	53.0
Income from operations	$ 693.0	$ 785.8	$ 174.4
[1] Includes the effects of our foreign currency forward contracts

Revenues

A large number of producers, excess capacity and low prices characterized the market for hard coking coal for almost two decades prior to 2003. Over time, slow but steady growth in the demand for seaborne hard coking coal absorbed much of the production capacity and, with few new mines coming into production and some closing, supply and demand began to tighten in 2003.

Demand for hard coking coal strengthened in 2004 with the continued growth in global steel production, driven largely by the high production rates of integrated steel mills in Europe and Japan. In addition, the small but increasing volume of net imports of seaborne hard coking coal by steel mills in China also influenced demand. At the same time, production and delivery issues at some mines in Australia, the United States and Canada were contributing to declining hard coking coal inventories. As a result, integrated steel mills and coke producers around the world were negotiating for significant coal purchases at the same time that supplies were tightening. Accordingly, hard coking coal prices reached historically high levels. Elk Valley Coal’s hard coking coal prices for the 2005 coal year more than doubled to approximately US$122 per tonne from US$53 per tonne in the previous coal year. On a calendar-year basis, Elk Valley Coal’s prices nearly doubled to US$99 per tonne in 2005 from US$52 per tonne in 2004.

Negotiations for the 2006 coal year were conducted under different circumstances. In late 2005, some integrated steel mills slowed deliveries of hard coking coal and substituted coals of lesser quality in response to a widening price gap between hard coking coal and semi soft coking coals. Some mills were also responding to high raw materials inventories and a slow down in steel production. At the same time, many integrated steel mills in China did not fulfill their contracts negotiated with Elk Valley Coal and other producers, and there was a high availability of coal from producers around the world, including some incremental coal supply. As a result, hard coking coal prices came off historically high levels. Elk Valley Coal’s hard coking coal prices for the 2006 coal year declined 12% to approximately US$107 per tonne. On a calendar-year basis, Elk Valley Coal’s prices increased 14% to US$113 per tonne in 2006 despite lower coal-year prices as a result of sharply lower 2004 coal-year prices in early 2005.

Coal sales revenues of $1.8 billion in 2006 declined approximately 2% from the prior year. The effect of lower sales volumes and a stronger Canadian dollar was partially offset by higher average calendar-year coal sales prices. Elk Valley Coal’s U.S. dollar price of coal on a calendar-year basis increased 14% over 2005. Prices in Canadian dollar terms increased 5% and reflected the stronger Canadian dollar during the year. Some of the impact of the stronger Canadian dollar was offset by gains on the settlement of foreign currency forward contracts of $59 million. The current outstanding foreign exchange forward contracts for the year 2007, which are in an unrealized loss position of $5 million as of December 31, 2006, cover a small proportion of expected U.S. dollar revenues and are described in note 10 to the Consolidated Financial Statements.

Coal sales volumes declined about 6% to 13.6 million tonnes from 14.5 million tonnes in 2005. Factors that depressed sales volumes in 2006 included increased substitution of lower-priced, lower-quality coking coals by some integrated steel mills to reduce consumption of hard coking coal, an increased supply of hard coking coal by producers in Australia and Canada, and the reduction of sales to China as that country is a limited importer of seaborne hard coking coals at current market prices.

Cost of Product Sold

	2006	2005	2004
Coal sales (millions of tonnes)	13.6	14.5	15.3
Coal production (millions of tonnes)	13.1	15.4	15.2
Cost of product sold (millions of dollars)	$ 532.3	$ 469.2	$ 428.2
Cost of product sold (per tonne)	$ 39.20	$ 32.40	$ 28.00

Cost of product sold includes expenses to move overburden and extract, clean and dry coal. It also includes other expenses such as engineering, exploration and the administration of the minesite. It excludes transportation costs, selling, general and administration costs such as the costs of marketing products, commissions on sales and certain head office costs not related to the production of coal.

Operating statistics	2006	2005	2004
Total material moved (millions of bank cubic metres)	136.8	154.2	144.2
Strip ratio (bank cubic metres per tonne of clean coal produced)	9.0	8.5	8.0
Haul distance (kilometres per haul)	3.1	2.8	2.7
Total material productivity (bank cubic metres per 8-hour work shift)	330.9	360.1	384.8
Coal production, net (millions of tonnes)	13.1	15.4	15.2
Plant yield (percent)	64	65	67
Clean coal productivity (tonnes of clean coal produced per 8-hour work shift)	32.8	37.4	42.6

Cost of product sold increased $63 million, or 13%, over 2005 levels, despite lower sales volumes. The unit cost of product sold increased 21% or $6.80 per tonne. Rising costs for many mining inputs provided upward pressure to cost of product sold in 2006. Labour costs increased because of the settlements of long-term union labour agreements, which included one-time costs and signing bonuses, at a number of mines during the year in a highly competitive labour environment. High activity levels in the mining industry worldwide had an impact on costs. Consumables, such as tires, fuel, repairs and services, increased for a number of reasons outside of our control including shortages, higher crude prices and higher inflation. Production levels in 2006 were 15% lower compared with 2005 in order to manage inventory levels in response to lower sales. Lower production increased the fixed costs per tonne of coal produced and sold, and adversely affected the efficiency of mining operations. Also contributing to increased costs were higher strip ratios and longer haul distances. Strip ratios increased overall as a result of normal variations of geology and, to a lesser extent, yield at the mines.

Total material and clean coal productivities decreased by 8% and 12% in 2006, respectively. This largely reflects lower production levels, as well as higher strip ratios and slightly lower plant yield.

Transportation Costs

	2006	2005	2004
Coal sales (millions of tonnes)	13.6	14.5	15.3
Transportation (millions of dollars)	$ 500.3	$ 510.2	$ 442.2
Transportation (per tonne)	$ 36.90	$ 35.30	$ 28.90

Transportation costs are primarily made up of the cost of rail service to move coal to ports and to customers, and port charges for handling, storage and loading of coal onto vessels. Other costs include ocean freight that is the responsibility of Elk Valley Coal, coal testing fees and demurrage charges for vessel waiting times.

Transportation and other costs were down $10 million, or 2%, in 2006. The impact of lower sales volumes was largely offset by higher rail and port rates. Rail rates increased in 2006, particularly for westbound shipments from the mines in the Elk Valley. In April 2005, Elk Valley Coal and Canadian Pacific reached a five-year agreement for westbound rail rates and volumes effective April 1, 2004 to March 31, 2009 for transportation of coal from the Elk Valley mines to west-coast ports. The contract provides more certainty with regard to rail costs and the provider’s ability to ship increased volumes in the future. Rail rates were fixed each year at various rates until the end of the 2006 coal year. The 2007 and 2008 coal-year rates have three components: a base rate, a premium if coal prices exceed certain levels, and a premium or discount based on the price of West Texas Intermediate crude oil. Under currently anticipated coal and West Texas Intermediate price scenarios, westbound rail rates will be less than the 2006 coal-year rates. Port rates increased over 2005 levels primarily due to higher coal prices, which influence loading rates charged by Westshore Terminals.

NYCO

Volumes and prices	2006	2005	2004
Sales (thousands of tonnes)	101	90	82
Average sales prices (US$/tonne)	$ 387	$ 388	$ 425
Average sales prices (CDN$/tonne)	438	470	559
Operating results (millions of dollars)
Revenues	$ 47.1	$ 44.9	$ 49.1
Cost of product sold	29.1	28.2	26.2
Transportation	8.7	7.3	7.0
Selling, general and administration	4.1	4.3	5.2
Depreciation and depletion	3.7	4.4	5.0
Income from operations	$ 1.5	$ 0.7	$ 5.7

NYCO consists of our subsidiaries that own and operate open-pit wollastonite mining operations in New York State and Mexico, and a tripoli mining operation in Missouri. NYCO is a leading producer of wollastonite, a specialized industrial mineral used in numerous applications including automotive composites, adhesives and sealants, metallurgical fluxes, friction material, paints and corrosion-resistant coatings, fire-resistant construction wallboard, cement-based products and ceramics. Tripoli, also mined by open-pit methods and processed for sale, is primarily used in buffing and polishing applications. Revenues from NYCO accounted for 3% of the Trust’s revenues in 2006, 2% of revenues in 2005 and 4% in 2004.

Income from NYCO increased approximately $1 million from 2005 primarily due to higher sales volumes and a slightly lower unit cost of product sold, offset by the impact of a higher Canadian dollar. NYCO continues to focus on identifying new products and applications in order to maximize the value of these operations.

In February 2007, we reached a non-binding agreement in principle for the sale of NYCO. Proceeds are expected to be $40 million (US$35 million), subject to certain adjustments, including an adjustment for changes in working capital through the closing date. Our assessment of strategic alternatives for NYCO culminating in this agreement in principle provided evidence that the fair value of the NYCO business was less than its net book value as at December 31, 2006 and, accordingly, a $46 million after-tax write-down of NYCO’s book value was recorded. The write-down reduced the carrying value of NYCO’s capital assets by $53 million, which was partially offset by a reversal of future income taxes for NYCO of $7 million. We will account for NYCO as a discontinued operation beginning in the first quarter of 2007. The amount of cash available for distribution arising from the sale of NYCO will depend on any final working capital adjustments and taxes arising from the transaction.

OTHER INCOME AND EXPENSES

(millions of dollars)	2006	2005	2004
Interest expense	$ (18.7)	$ (11.3)	$ (12.8)
Other items, net	(89.4)	34.7	(20.2)
Other income (expenses)	$ (108.1)	$ 23.4	$ (33.0)

Interest expense increased primarily because of higher debt levels. Long-term debt increased approximately $100 million during the year in order to refinance capital additions in 2004 and 2005 initially funded in part by working capital.

Other items include interest income, foreign exchange gains and losses, income attributed to non-controlling interests and other miscellaneous gains and losses. Other items in 2006 include a $32 million charge to earnings to reflect new accounting rules for in-process inventory as well as the $53 million pre-tax write-down of the capital assets of NYCO. In 2005, other items include a $27 million gain on the sale of limited partnership interests in the Elkview operations to two of Elk Valley Coal’s customers.

INCOME TAXES

(millions of dollars)	2006	2005	2004
Current income tax expense:
Provincial mineral taxes and Crown royalties	$ 75.5	$ 58.7	$ 11.7
Foreign income taxes	0.6	0.7	4.0
Canadian corporate income taxes	(0.3)	3.9	2.6
	75.8	63.3	18.3
Future income tax expense (reversal):
Provincial mineral taxes and Crown royalties	$ 9.2	$ 31.3	$ 1.8
Foreign income taxes	(6.6)	(0.2)	(1.7)
Canadian corporate income taxes	-	(128.3)	(31.4)
	2.6	(97.2)	(31.3)
Total income tax expense (reversal)	$ 78.4	$ (33.9)	$ (13.0)

Income tax expense consists primarily of British Columbia mineral taxes and Alberta Crown royalties assessed on the cash flows of Elk Valley Coal. Five of Elk Valley Coal’s six mines operate in British Columbia and are subject to British Columbia mineral taxes. Mineral tax is a two-tier tax with a minimum rate of 2% and a maximum rate of 13%. The minimum tax of 2% applies to operating cash flows as defined by regulations. The maximum tax rate of 13% applies to cash flows after taking available deductions for capital expenditures and other permitted deductions. Alberta Crown royalties are assessed on a similar basis, at rates of 1% and 13% and apply to Elk Valley Coal’s Cardinal River operations.

Mineral taxes were $85 million in 2006 compared with $90 million for the prior year and were consistent with the decrease in taxable cash flows generated by Elk Valley Coal. Mineral taxes include additional expense arising from assessments of prior years’ returns. We also recognized a future tax asset of $13 million in 2006, of which $9 million was taken as a reduction in goodwill to reflect certain future tax assets not recognized on formation of the Trust. A higher proportion of mineral taxes are current taxes, which mostly resulted from the high profitability of Elk Valley Coal in recent years. The future income tax reversal in 2005 includes the reversal of a $164 million provision for future Canadian corporate income taxes following the 2005 Arrangement.

The October 31 Announcement is expected to result in the taxation of existing income and royalty trusts, other than real estate investment trusts, at effective rates similar to Canadian corporations commencing in 2011.  If the legislation and tax rates are enacted in their current draft form, we expect to begin recording future tax assets and liabilities related to temporary differences that are expected to reverse after 2010.  Our preliminary estimate of the unrecognized temporary differences outstanding as of December 31, 2006 that will be remaining on January 1, 2011 is approximately $250 million, the tax-effected value of which would be nearly $80 million assuming an effective tax rate of about 32%.  Recording the tax liabilities related to these temporary differences based on this estimate would result in us recording a charge to future income tax expense and an increase in long-term future tax liabilities of approximately $80 million.

CASH AVAILABLE FOR DISTRIBUTION

Under the Declaration of Trust, we make quarterly distributions to unitholders to distribute all of our Distributable Cash each year to ensure that we are not liable for Canadian income taxes. Distributions are determined in advance of the end of any quarter and may be adjusted for amounts paid in prior periods if the actual Distributable Cash is different from estimates for the prior periods. Generally, Distributable Cash is (i) the cash received by the Trust directly or indirectly from its subsidiaries and investments, (ii) any other net cash investment income or other net cash from any other sources, including from the disposition of Trust assets, and (iii) net cash remaining from a prior period that has not previously been distributed, less (a) costs, expenses indebtedness and other obligations of the Trust that are accrued and owing and (b) any amounts paid in cash by the Trust in connection with the redemption of units.

Cash available for distribution is the term used to describe the cash that is available for distribution to unitholders. Cash available for distribution is derived from cash flows from the operations of our subsidiaries, including our proportionate interest in Elk Valley Coal, before changes in non-cash working capital, less sustaining capital expenditures, principal repayments on debt obligations and any amount allocated to reserves.

Any non-cash working capital related to operations is excluded from the calculation of the cash available for distribution because normal, short-term fluctuations in non-cash working capital are not necessarily indicative of earnings, and to include the changes would result in unwarranted volatility of cash available for distribution. Fluctuations in non-cash working capital are financed by available lines of credit of Elk Valley Coal and the Trust, as applicable.

Sustaining capital expenditures refers to expenditures in respect of capital asset additions, replacements or improvements required to maintain business operations at current production levels. The determination of what constitutes sustaining capital expenditures requires the judgment of management and is reviewed by the Board of Directors of Fording (GP) ULC, the general partner of Fording LP. Sustaining capital expenditures are typically financed from cash flow from operations, not debt, and are deducted in determining cash available for distribution as they are paid in cash. The timing and amount of capital expenditures incurred by Elk Valley Coal can vary considerably from quarter to quarter and from year to year, and will directly affect the amount of cash available for distribution to unitholders. Distributions to unitholders may be reduced, or even eliminated at times, when significant capital expenditures are incurred or other unusual expenditures are made.

Establishing cash reserves to meet, for instance, any short-term or long-term need for cash is a discretionary decision of the Trust and its subsidiaries and of Elk Valley Coal and any reserves would reduce cash available for distribution. Any cash reserves established at the Elk Valley Coal level would have the effect of reducing amounts distributed by Elk Valley Coal to its partners; however, such allocations must be authorized by a special resolution of the partners, and Elk Valley Coal is required to make reasonable use of its operating lines for working capital purposes.

We have little flexibility to claim certain deductions for income tax purposes due to the nature of the business of Elk Valley Coal and the maturity of its assets. Accordingly, we have limited opportunity to establish cash reserves, including reserves to smooth out the impact of fluctuating sustaining capital expenditures and to provide for the settlement of long-lived liabilities, without subjecting the Trust to current income taxes. We generally view long-term debt as an integral part of our long-term capital structure. Other long-lived liabilities, including pensions, other post-retirement benefits, future taxes and asset retirement obligations, are expected to be settled over time. The cash impact of the settlements, which may be significant, will be reflected in cash available for distribution as these liabilities are settled.

Cash available for distribution is not a term recognized by GAAP in Canada and it is not a term that has a standardized meaning. Accordingly, cash available for distribution, when used in this management’s discussion and analysis and our other disclosures, may not be comparable with similarly named measures presented by other trusts. Actual distributions of cash to unitholders are made after being declared by the Trustees in accordance with our distribution policy.

The cash available for distribution from our investments and the distributions made by the Trust in the past three years are set forth in the table below.

(millions of dollars)	2006	2005	2004
Cash flows from operating activities	$ 690.4	$ 632.8	$ 269.2
Add (deduct):
Decrease (increase) in non-cash working capital	(38.2)	123.0	(62.1)
Sustaining capital expenditures, net	(27.6)	(40.7)	(27.2)
Capital lease payments	(1.8)	(2.2)	(0.7)
Other	(5.0)	8.7	3.0
Cash reserve	-	-	-
Cash available for distribution and Distributable Cash	$ 617.8	$ 721.6	$ 182.2
Distributions declared	$ 610.2	$ 700.6	$ 213.5
Cash (under) over distributed	$ (7.6)	$ (21.0)	$ 31.3
Per unit amounts
Cash available for distribution	$ 4.20	$ 4.91	$ 1.25
Distributions declared	4.15	4.76	1.47

Since the formation of the Trust, cash available for distribution on a cumulative basis has exceeded distributions to unitholders by $16 million, or approximately $0.11 per unit. It is currently not our practice to establish cash reserves and it is expected that future cash distributions to unitholders will consider this surplus.

There are two elements to the sustainability of our distributions: magnitude and longevity. Our investments in resource businesses mean that earnings and cash flows will be cyclical in nature. The impact of this cyclicality on cash available for distribution is immediate because of our flow-through structure and because of adverse income tax consequences if we were to smooth distributions. The degree of volatility of cash available for distribution will depend primarily on product prices, production and transportation costs, capital expenditure requirements and the capacity to produce and sell product. The longevity of our ability to generate cash available for distribution is largely dependent upon the life of Elk Valley Coal’s reserves, which averages 29 years based on 2006 production and reserves, the continuing relevance of its products in the marketplace and its cost competitiveness over the long term.

On October 31, 2006, the Federal Government of Canada announced changes to the taxation of publicly traded trusts. These changes, if enacted substantially as announced, will result in a tax on distributions payable by trusts commencing in 2011. This will directly reduce the amount of cash available for distribution.

FOURTH QUARTER 2006

Our fourth quarter net income decreased $150 million to $69 million in 2006 and income from operations of $150 million decreased $116 million from 2005. Revenue decreased $104 million largely as a result of lower U.S. dollar coal prices and a stronger Canadian dollar. The unit cost of product sold for coal sales increased 6% due to higher costs for mining inputs and lower production. Income before unusual items and future income taxes decreased by $127 million to $116 million and reflects lower operating earnings.

The cash available for distribution from our investments in the quarter was $147 million ($1.00 per unit) compared with $247 million ($1.68 per unit) in 2005. The distributions made by the Trust were $0.95 per unit for the fourth quarter compared with $1.60 per unit in 2005.

OPERATIONS

Coal sales volumes were up slightly in the quarter compared to the same period in 2005. Average U.S. dollar coal prices in the quarter decreased approximately 13% to $106 per tonne as a result of lower 2006 coal-year prices. Average Canadian dollar prices in 2006 decreased 20% for the fourth quarter, and reflect a stronger Canadian dollar during the year.

The unit cost of product sold increased approximately 6% to $36.40 per tonne for the quarter. This reflects the continuation of the high cost of mining inputs, such as energy and other consumables, as well as lower production volumes, higher strip ratios and longer haul distances. Unit transportation costs in the fourth quarter increased marginally to $36.80 per tonne from $36.40 in the prior year largely because of slightly higher port and average rail rates.

Income from the NYCO operations was down by $1 million for the quarter as lower average prices and higher unit costs were only partially offset by higher sales volumes. Average Canadian dollar prices were lower in 2006 due to a stronger Canadian dollar.

Other

Interest expense increased for the fourth quarter because of rising short-term interest rates and higher debt levels. Other income and expense items include the non-controlling interest of the limited partners in the earnings of the Elkview mine. It also includes net foreign exchange gains or losses on U.S. dollar denominated debt and unhedged accounts receivable. The unrealized foreign exchange loss on the debt was $13 million for the fourth quarter of 2006 compared with a loss of $1 million for the comparable period in 2005.

Mineral taxes and Crown royalties for the quarter were $19 million compared with $42 million in 2005, which is consistent with the decrease in taxable cash flows generated by Elk Valley Coal.

2005 COMPARED WITH 2004

ELK VALLEY COAL

Revenues

Coal sales revenues of $1.8 billion in 2005 increased 64% from the prior year largely because of higher coal prices. Elk Valley Coal’s U.S. dollar price of coal on a calendar-year basis increased 90% over 2004. Prices in Canadian dollar terms increased 73% reflecting the U.S. dollar weakening against the Canadian dollar during the year. Some of the impact of the weaker U.S. dollar was offset by foreign currency hedges at a rate of about US$0.77, resulting in realized gains of $107 million on the hedge contracts.

The benefit of higher coal sales prices in 2005 was offset to some extent by a 5% decrease in coal sales volumes compared with 2004. A number of factors negatively impacted sales volumes in 2005. Early in

2005, rail system traffic and capacity constraints reduced coal available for sale through the Westshore and Neptune terminals. Significant demand throughout the world for mining equipment affected deliveries of mining equipment to the Cardinal River operations, which delayed the completion of its development and caused lower production and sales. In the second half of the year, Elk Valley Coal customers started to delay their coal shipments. We attributed much of this to the integrated steel mills overbuying coal in late 2004 and early 2005 in order to protect against coal supply disruptions, which did not materialize during the year. There were relatively few production problems at metallurgical coal mines around the world in 2005 and some incremental coal supply did come into the market. Also, some integrated steel mills reduced production during 2005 to manage the build-up of steel inventory that was occurring. In addition, a majority of Elk Valley Coal’s steel mill customers in China delayed or cancelled coal shipments in the latter half of 2005 and Elk Valley Coal was not able to sell all of this coal elsewhere during the year.

Cost of Product Sold

Cost of product sold increased $41 million, or 10%, over 2004 levels, despite lower sales volumes. The unit cost of product sold increased 16%, or $4.40 per tonne. Higher diesel prices represented the primary increase in mine operating costs. Rising costs for other inputs such as steel-based products used to maintain coal preparation plants and mining equipment fleets, as well as other operating consumables, added upward pressure to cost of product sold in 2005. Also contributing to increased costs were higher strip ratios as part of start up, as well as difficult mining conditions due to heavy spring rains at the Cardinal River operations. Strip ratios increased overall as a result of normal variations of geology and yield at the mines.

Transportation Costs

Transportation and other costs per tonne were up $68 million, or 15%, in 2005 largely due to higher rail and port rates, offset by lower sales volumes and demurrage costs. Rail rates increased in 2005, particularly for west-bound shipments from the mines in the Elk Valley. In April 2005, Elk Valley Coal and its primary rail provider reached a five-year agreement for westbound rail rates and volumes effective April 1, 2004 to March 31, 2009 for transportation of coal from the Elk Valley mines to west-coast ports. Port rates increased from 2004 levels primarily due to higher coal prices, which influenced loading rates charged at Westshore Terminals.

Demurrage charges were significantly lower in 2005. Elk Valley Coal worked closely with customers to coordinate vessel arrivals with port inventories during the winter season, which is normally a more difficult time for rail transportation. This allowed for more efficient loading of vessels and reduced demurrage charges, but contributed to lower sales volumes for the year. In 2004, winter weather caused delays for coal transportation to the ports, which resulted in high demurrage charges for vessels arriving during that period.

Other

The development of the new mining area, Cheviot pit, at the Cardinal River operations was completed. Our share of the total investment in this project was $25 million in 2005, in addition to $44 million that was spent in 2004. Plant modifications and additions of mining equipment were completed at the Fording River operations in 2005. Our share of the project cost was approximately $24 million. Also in 2005, our share of the cost of work at the Elkview operations was $29 million.

Elk Valley Coal also worked to solidify long-term relationships with its customers in 2005. Agreements with two major steel producers were finalized, providing for 10-year sales contracts and a 2.5% equity investment for each company in the Elkview operations. Proceeds from the equity investment of US$50 million were used to finance development of additional capacity at the Elkview operations. Elk Valley Coal also signed a letter of intent with another major steel producer in 2005, which calls for a 10-year sales contract for 2.5 million tonnes per annum for the 2006 to 2015 coal years.

NYCO

Income from NYCO decreased $5 million from 2004 primarily due to lower average U.S. sales prices, which reflected a change in product mix, combined with the impact of a higher Canadian dollar and higher unit cost of product sold, offset by increased sales volumes. The unit cost of product sold increased as a result of higher mining costs as well as reduced yields.

OTHER INCOME AND EXPENSES

Other income in 2005 largely reflected the gain on the sale of limited partnership interests in the Elkview operations to two steel companies. In 2004, a change in accounting practice due to new rules related to the inclusion of depreciation and depletion in the valuation of inventories resulted in other income of $11 million.

In the second quarter of 2004, the reduction of our interest in Elk Valley Coal resulted in a loss, which was partially offset by an estimate of cash to be received for the additional distribution entitlements of 2% for the twelve months ended March 31, 2005 and 1% for the twelve months ended March 31, 2006. This estimate of cash to be received for the additional distribution entitlement of 1% for the twelve months ended March 31, 2006 was revised during 2005 to reflect expected operating results. The net effect of these revisions was a $5 million net favourable adjustment and was largely driven by the high coal prices.

INCOME TAXES

The future income tax reversal in 2005 largely reflects the reversal of a $164 million provision for future Canadian corporate income taxes following the 2005 Arrangement. This was partially offset by increased mineral taxes resulting from higher cumulative net cash flows generated by Elk Valley Coal.

SUMMARY OF QUARTERLY RESULTS

Our quarterly results over the past two years reflect the variability of Elk Valley Coal’s business and, to a lesser extent, NYCO. Net income also includes the significant impact of a number of unusual transactions and events. Net income before unusual items and future income taxes is influenced largely by coal prices, the U.S./Canadian dollar exchange rate, coal sales volumes, cost of product sold and transportation costs.

	2006				2005
Coal statistics	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Production (millions of tonnes)	3.3	3.0	3.3	3.5	3.7	3.6	4.1	4.0
Sales (millions of tonnes)	3.5	3.5	3.5	3.1	3.4	3.8	3.8	3.4
Average US$ prices (per tonne)	$106.30	$108.80	$116.00	$122.30	$121.80	$118.30	$ 94.00	$ 61.30
Average CDN$ prices (per tonne)[1]	$122.60	$124.40	$133.00	$152.30	$153.50	$146.70	$119.40	$ 83.30
Cost of product sold (per tonne)	$ 36.40	$ 42.60	$ 39.20	$ 38.60	$ 34.20	$ 36.50	$ 30.40	$ 28.30
Transportation (per tonne)	$ 36.80	$ 35.60	$ 37.40	$ 37.80	$ 36.40	$ 36.40	$ 37.70	$ 30.00
[1] Includes the effects of foreign currency hedges

U.S. dollar coal prices typically change during the second quarter of the year because most coal sales are priced on a coal-year basis that commences April 1. As coal is typically sold in U.S. dollars, foreign exchange forward contracts are utilized by the Trust to fix the U.S./Canadian dollar exchange rate on a portion of the anticipated U.S. dollar cash flows from sales for the coal year. Foreign exchange forward contracts are not used for trading or speculative purposes. The Canadian dollar price of coal will vary with changes in the U.S. dollar price of coal, the U.S./Canadian dollar exchange rate and the amount of foreign exchange forward contracts.

Production volumes can be impacted on a quarterly basis by expected shipping schedules and the timing of mine and plant maintenance. While maintenance activities are normally scheduled during the third quarter, they can occur at other times depending on market conditions and the occasional need to control product inventories. Equipment, parts and labour availability can also impact production and volumes.

Coal sales are typically contracted under evergreen contracts and long-term supply agreements, and it is not uncommon to see sales volumes from one coal year carried over into the next on a negotiated basis. This carry over can affect the average realized coal price for the second quarter of the fiscal year. Quarterly sales can also be impacted by weather, production or mechanical problems affecting the minesites, railways and ports. Some variation in quarterly coal sales should be expected, as the timing of shipments is not necessarily uniform. Shipments can be affected by customers’ scheduling of vessels, delay of vessels due to factors such as weather and mechanical problems, congestion at the port and demand for vessels across a number of commodity sectors, which affects vessel availability and timing of arrival and departure dates.

The unit cost of product sold can be influenced quarter to quarter by changing mining conditions, such as the timing of stripping activities and raw coal release, scheduled production shutdowns for vacation and planned maintenance. Transportation costs per unit can vary based on contractual rate changes, the price of coal products, the number of shipments that include ocean freight, the volume of coal that is east-bound and demurrage charges.

	2006				2005
(millions of dollars, except per unit amounts)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	$ 435.8	$ 451.8	$ 472.5	$ 485.2	$ 540.2	$570.8	$ 468.9	$ 294.9
Income from operations	149.9	143.8	173.4	217.3	266.0	263.6	179.7	67.6
Net income	68.6	123.8	140.2	165.3	218.3	427.3	123.3	65.3
Net income before unusual items and future income taxes	116.4	120.5	151.2	196.6	243.3	238.9	161.7	60.4
Basic and diluted earnings per unit:
Net income	$ 0.47	$ 0.84	$ 0.95	$ 1.12	$ 1.49	$ 2.91	$ 0.84	$ 0.44
Net income before unusual items and future income taxes	0.79	0.82	1.03	1.34	1.66	1.63	1.10	0.41
Distributions declared per unit	0.95	0.80	1.00	1.40	1.60	1.80	0.93	0.43

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This management’s discussion and analysis contains forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995 relating, but not limited to, the Trust’s expectations, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “may”, and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. This management’s discussion and analysis contains forward-looking information, included in, but not limited to, the sections titled Overview, Strategy and Key Performance Indicators, Nature of Operations, 2006 Compared with 2005, Outlook, Liquidity and Capital Resources, Outstanding Unit Data, Critical Accounting Estimates, Changes in Accounting Policies, Financial and Other Instruments, Risks and Uncertainties.

Unitholders and prospective investors are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, of both a general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking information or contribute to the possibility that predictions, forecasts, or projections will prove to be materially inaccurate.

The forward-looking statements contained in this management’s discussion and analysis are based, in part, upon certain assumptions made by the Trust, including, but not limited to, the following: no material disruption in production; no material variation in anticipated coal sales volumes, coal prices or cost of product sold; no material variation in the forecasted yields, strip ratios, haul distances and productivity for each mine in which the Trust has an interest; no material increases in the global supply of hard coking coal other than what is currently projected by management; significant quantities of weaker coking coals will not be substituted for hard coking coal; continued strength in global steel markets; no material disruption in construction or operations at minesites; no variation in availability or allocation of haul truck tires to Elk Valley Coal until late 2008; an absence of labour disputes in the forecast period; no material increase in the cost of labour; no material variations in markets and pricing of metallurgical coal other than anticipated variations; no material variation in anticipated mining, energy or transportation costs; continued availability of and no material disruption in rail service and port facilities; no material delays in the current timing for completion of ongoing projects; financing will be available on terms favourable to the Trust and Elk Valley Coal; no material variation in the operations of Elk Valley Coal customers which could impact coal purchases; no material variation in historical coal purchasing practices of customers; coal sales contracts will be entered into with new customers; existing inventories will not result in decreased sales volumes; parties execute and deliver contracts currently under negotiation; and, no material variations in the current tax regulatory environment.

The Trust cautions that the list of factors and assumptions set forth above is not exhaustive.  Some of the risks, uncertainties and other factors which negatively affect the reliability of forward-looking information are discussed in the Trust’s public filings with the Canadian and United States securities regulatory authorities, including its most recent management information circular, annual information form, quarterly reports, material change reports and news releases. Copies of the Trust’s Canadian public filings are available on SEDAR at www.sedar.com. The Trust’s U.S. public filings, including the Trust’s most recent annual report of form 40-F as supplemented by its filings on form 6-K, are available at www.sec.gov. The Trust further cautions that information contained on, or accessible through, these websites is current only as of the date of such information and may by superseded by subsequent events or filings. The Trust undertakes no obligation to update publicly or otherwise revise any information, including any forward-looking information, whether as a result of new information, future events or other such factors that affect this information except as required by law.

OUTLOOK

Our financial results and, therefore, cash available for distribution are highly dependent on key variables such as coal prices, coal production and sales volumes, commitments under foreign exchange forward contracts, the U.S./Canadian dollar exchange rate, production and transportation costs, sustaining capital expenditures and other financial and legal requirements.

Coking Coal Markets

Elk Valley Coal has entered into volume and price negotiations for the coal year commencing April 1, 2007.

Some integrated steel mills are substituting lower quality coals for hard coking coal to the extent their processes permit because of the historically wide premium that is charged for hard coking coal over other coals. New sources of hard coking coal from competitors in Australia and Canada are coming on line and will continue to do so over the next two or three years. While the projects are not large individually, they have the potential to add a significant amount of supply on a cumulative basis. Infrastructure constraints in Australia are being mitigated and additional capacity is being added to port and rail facilities.

Coal Sales

Sales volumes in the fourth quarter were essentially in line with expectations. However, adverse weather conditions in British Columbia during November and December 2006 impacted rail performance and contributed to very low coal inventories at the ports at the end of 2006. This adverse weather and attendant problems such as avalanches along rail lines continued into January 2007 and inventories at the ports remain low. While current demand for Elk Valley Coal products is strong and vessels are available for loading, sales volumes in the first quarter of 2007 will depend largely on rail and port performance and may be materially lower than the first quarter of 2006. The first quarter will also see higher transportation costs due to additional demurrage costs as vessels experience longer waiting times before being loaded.

LIQUIDITY AND CAPITAL RESOURCES

We believe the Trust has adequate credit facilities available to fund working capital, capital spending and other short-term requirements relating to the Trust’s investments. We anticipate that Elk Valley Coal will be able to generate sufficient funds from operating and financing activities to maintain their productive capacity and to fund current planned growth and development activities.

Cash and cash equivalents increased to $145 million at the end of 2006 compared with $100 million in 2005. Total working capital and our share of unused lines of credit were $127 million and $159 million, respectively, at the end of 2006. Total working capital and our share of unused lines of credit in 2005 were $55 million and $231 million, respectively. We believe we have adequate liquidity to meet current anticipated requirements of the operations of Elk Valley Coal and the Trust. Various factors including the terms of customer credit, rapidly fluctuating sales volumes and varying capital expenditure requirements affect our requirements for short-term liquidity.

Cash flows from operating activities are the primary contributor to cash available for distribution, after providing cash resources for sustaining capital expenditures and servicing debt. Cash flows from operating activities are largely influenced by the results of Elk Valley Coal, and the various factors that affect these results can affect liquidity and available capital resources. Cash flows from operating activities historically have been sufficient to meet normal working capital needs, sustaining capital expenditure requirements and debt-service obligations, and to fund distributions to unitholders. Since the formation of the Trust, our lines of credit have been utilized to offset short-term changes in working capital and to fund expansion capital projects.

Cash flows from operating activities were $690 million in 2006. These cash flows were up from $633 million in the prior year, despite lower earnings results for Elk Valley Coal, because of a reduction of non-cash working capital related to operations. The cash flows from operating activities in 2005 showed a marked increase from the $269 million generated in 2004, which largely resulted from sharply higher coal prices in 2005. NYCO, which is expected to be sold in early 2007, contributed approximately $5 million to cash flows from operations in 2006, and contributed $5 million and $9 million in 2005 and 2004, respectively.

Cash flows from operating activities include changes in related non-cash working capital, particularly accounts receivable and inventory, which can fluctuate from period to period. Non-cash working capital decreased $38 million in 2006 compared with an increase of $123 million in 2005 and a decrease of $62 million in 2004. Accounts receivable decreased in 2006 due to lower coal prices and the timing of shipments. Inventories were lower in 2006 compared with the prior year, reflecting the decision to reduce clean coal inventories to match delivery and sales expectations.

Our investing activities included capital expenditures of $31 million in 2006. Capital expenditures were $121 million and $73 million in 2005 and 2004, respectively. The expenditures largely related to the capital requirements of Elk Valley Coal.

We classify our capital expenditures as either sustaining or expansion. Our use of the term sustaining capital expenditures refers to expenditures in respect of capital asset additions, replacements or improvements required to maintain business operations at current production levels, the determination of which requires the judgment of management. Investments in sustaining capital are required on an ongoing basis, and we expect them to be funded primarily by cash flows from operating activities. Sustaining capital expenditures may vary by a considerable amount in any given year depending on the requirements to replace truck and shovel fleets and other support equipment. Sustaining capital expenditures were $28 million in 2006 compared with $41 million in 2005 and $27 million in 2004.

Capital expenditures not identified by management to be sustaining in nature are classified as expansion capital expenditures. These expenditures are generally made in order to increase the production capacity of existing operations and to develop or acquire new mineral bodies or new mines. Expansion capital expenditures are generally financed from sources other than cash flows from operating activities. We expect commitments for expansion capital to be financed from bank facilities and cash from other financing activities. The Trustees and Elk Valley Coal have the ability to designate a cash reserve for future capital expenditure or other requirements, although they have not done so to date. Equity from the investment in the Elkview operations by two steel companies was utilized to finance additions to production capacity at Elkview.

Expansion capital expenditures in 2006 were $3 million, which relates to a small amount of expansion capital expenditures carried over from projects largely completed in 2005. Expansion capital expenditures in 2005 of $80 million were related to the development of the Cheviot pit at the Cardinal River operations, and projects at the Fording River and Elkview operations. Expansion capital expenditures in 2004 of $46 million reflect the commencement of the Cheviot pit development.

For 2006, our major financing activities included the payment of $706 million in cash distributions to unitholders. Cash distributions to unitholders were $529 million in 2005 and $197 million in 2004. Long-term debt increased nearly $100 million in 2006. This additional debt largely refinanced the capital expansions undertaken during 2004 and 2005, which were initially funded in part by working capital. In 2004, we issued new units for net proceeds of $100 million to provide the expansion capital for the development of the Cheviot pit in the Cardinal River mine, which was used to reduce long-term debt. The payout to unitholders of all of our cash available for distribution could mean that capital expenditures to expand operations or to exploit reserves and resources could only be made in the event that other sources of financing are available. Lack of access to such additional financing could limit the future growth of our investments and, over time, have a material adverse effect on the amount of cash available for distribution.

The Trustees have approved the implementation of a distribution reinvestment plan, which will improve our liquidity because a portion of our distributions will be reinvested into units of the Trust rather than be paid out in cash to the unitholders.

Our future contractual obligations are identified in the following table:

Payments due by period (millions of dollars)	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
Foreign exchange forward contracts	$ 316.0	$ 316.0	$ -	$ -	$ -
Long-term debt	309.3	-	-	-	309.3
Capital leases and equipment financing	4.9	1.7	3.2	-	-
Operating leases	16.6	10.6	4.3	1.7	-
Purchase obligations	6.7	6.4	0.3	-	-
Pension and other post-retirement funding requirements	122.2	12.5	25.3	23.7	60.7
Asset retirement obligations	151.9	3.3	7.8	9.7	131.1
Total obligations	$ 927.6	$ 350.5	$ 40.9	$ 35.1	$ 501.1

Foreign exchange forward contracts are used to fix the Canadian dollar equivalent of anticipated U.S. dollar cash flows. Contracts are typically purchased when coal sales volumes and prices have been negotiated for a particular coal year. Accordingly, obligations under foreign exchange forward contracts are normally fulfilled by delivering U.S. dollars generated from coal sales. The majority of foreign exchange forward contracts will mature by March 31, 2007.

The long-term debt of the Trust and Elk Valley Coal consists of bank credit facilities with a banking syndicate. The joint credit agreement provides each entity with a five-year revolving, floating rate facility, each of which can be drawn in either Canadian or equivalent U.S. dollars. The term of the joint credit agreement can be extended annually for an additional year with the agreement of the banking syndicate. The joint credit agreement provides for borrowings of up to $400 million by the Trust and $200 million by Elk Valley Coal. The facilities are available for general business purposes. At December 31, 2006, the Trust had $291 million (US$250 million) outstanding in the form of U.S. dollar LIBOR rate loans, and Elk Valley Coal had utilized $85 million for letters of credit or letters of guarantee and $30 million in the form of revolving bankers’ acceptances. Unused lines of credit were $109 million for the Trust and $85 million for Elk Valley Coal. Borrowings under the facilities are based on U.S. dollar LIBOR or Canadian bankers’ acceptances or prime rates, which are subject to interest rate movements, and certain financial ratios. Subsequent to year-end, the syndicate of banks agreed to extend the maturity date of the joint credit agreement to February 11, 2012.

The Trust’s facility is supported by a security agreement over Fording LP’s interest in Elk Valley Coal and an unsecured guarantee from Elk Valley Coal, which is limited in recourse to each partner’s interest in Elk Valley Coal other than that of Fording LP. Elk Valley Coal’s facility is supported by an unsecured guarantee from the Trust.

The joint credit agreement contains covenants that may restrict our ability to incur additional debt. It also includes provisions that may restrict our ability to pay distributions to unitholders, and the ability of Elk Valley Coal to make distributions to its partners during an event of default, or if the making of such payments would result in an event of default. The joint credit agreement also includes a cross-default provision between the Elk Valley Coal and Trust facilities. Loan covenants that include an event of default, among others, are tests for interest and cash flow coverage, as well as covenants that restrict the disposition of certain core mining assets. The Trust and Elk Valley Coal are in compliance with the loan covenant provisions of the joint credit agreement and are expected to remain so for at least the next fiscal year.

Capital and operating leases and purchase obligations are consistent with operating and financing practices, and we expect sufficient cash flows from operating activities will be available to meet these obligations as they become due.

Funding requirements for pensions and other post-retirement benefit plans reflect the minimum pension plan payments required by legislation, and anticipated outlays for other post-retirement benefit plans for the period 2007 through 2016. Elk Valley Coal and the Trust have a number of unfunded liabilities including pensions, other post-retirement benefits, future taxes and asset retirement obligations. Funding of these obligations in the future may have a significant and negative impact on cash resources and liquidity and, ultimately, cash available for distribution.

Asset retirement obligations in the above table reflect the estimated undiscounted costs to remediate the environmental impact of the operations of Elk Valley Coal and NYCO for areas that have been disturbed as of December 31, 2006. The expected future outlays are based on the fair value of known or estimated costs to reclaim all disturbed sites to meet existing regulatory standards. The estimated costs include allowances for the reclamation of all pits, spoils, tailings ponds and mine infrastructure and are based on the existing cost structure for these activities at the operations. Reclamation is normally carried out continuously over the life of each mining operation and is largely controlled by the rate that mining progresses and those areas become available for reclamation. The calculations of our asset retirement obligations include estimates of reclamation spending over the next 35 years. Reclamation plans and scheduling are predicated on completing a large proportion of the outstanding reclamation prior to depleting the reserves contained in the long-range mine plan. Reclamation of buildings and processing plants is expected to occur at the end of mining operations in the general area.

Elk Valley Coal is party to agreements respecting Neptune Terminals that may, under certain circumstances, require Elk Valley Coal to fund its proportionate share of the bank indebtedness and asset retirement obligations of Neptune Terminals. The Trust’s share of these potential commitments was $15 million at the end of 2006.

OTHER INFORMATION

OFF BALANCE SHEET ARRANGEMENTS

Elk Valley Coal has entered into an agreement with a Canadian bank in its banking syndicate for the sale of accounts receivable from coal sales, to a maximum amount outstanding at any one time of US$75 million. The decision to sell accounts receivable is at the sole discretion of Elk Valley Coal subject to it transferring to the bank its interest in export trade credit insurance coverage related to each account receivable sold. Proceeds on the sale of these accounts receivable is based on the invoice amount, invoice due date and current LIBOR rates. Our share of receivables sold under the agreement in 2006 was US$663 million compared with US$314 million in 2005. Increased use was made of selling accounts receivable as a less expensive form of financing in 2006 compared with 2005. Our share of the amount outstanding at December 31, 2006 was US$8 million versus US$19 million at the end of 2005.

The agreement is renewed annually. Should the agreement not be renewed, Elk Valley Coal would, alone or in combination, carry higher accounts receivable balances, utilize available credit under their syndicated joint banking facility or make alternate arrangements to replace the facility.

These arrangements allow Elk Valley Coal to receive cash for its accounts receivable quickly and shorten the period of time during which foreign exchange rate movements may impact the Canadian dollar value of the accounts receivables. Elk Valley Coal also benefits from a lower borrowing rate from its lenders than would normally be the case because the accounts receivable are insured by a Canadian Crown corporation.

The financial risk to Elk Valley Coal of the non-payment by the customer of the sold accounts receivable is limited to the deductible associated with the trade credit insurance. Other commercial risks, such as non-performance by Elk Valley Coal under the terms of the contract, remain with Elk Valley Coal.

TRANSACTIONS WITH RELATED PARTIES

Subsequent to the 2003 Arrangement, Elk Valley Coal entered into arrangements with Teck Cominco, its managing partner, for the provision of certain management services in the ordinary course of operations. Elk Valley Coal also sells coal to Teck Cominco at market prices. Our portion of related party revenues from these transactions was $5 million in 2006, and $3 million in 2005 and 2004, and our share of related party expenses included in selling, general and administration and cost of sales was $0.5 million in 2006, and $1 million in 2005 and 2004. Our related party receivables and payables at the end of 2006 were $0.4 million and nil, respectively, and were $0.4 million and $0.1 million in 2005.

Elk Valley Coal also ships coal through Neptune Terminals in the normal course of operations. Loading costs for the handling of coal and other products at Neptune are based on the actual costs allocated to the handling of each product. These costs are included in transportation costs and totalled $13 million for the Trust during 2006, and $9 million in 2005 and 2004. Our share of related party receivables and payables related to Neptune Terminals was approximately $0.6 million and $0.5 million, respectively, at December 31, 2006, and were $0.2 million and $1.1 million at the end of 2005.

OUTSTANDING UNIT DATA

The Trustees are authorized to issue an unlimited number of units of the Trust on terms and conditions established by the Trustees without the approval of unitholders. The units represent a fractional interest in the Trust. The units do not represent a direct investment in Fording LP’s or NYCO’s businesses, and should not be viewed by investors as such. Each unit represents the right to an equal interest in any distributions or other amounts payable to unitholders. All units rank among themselves equally and rateably without discrimination, preference or priority. Should the Trustees make a decision to issue additional units, existing unitholders may suffer significant dilution and cash available for distribution per unit could decline.

The units are hybrids in that they share certain attributes common to both equity securities and debt instruments. The units should not be considered debt instruments as, among other things, distributions on the units are not fixed nor can they be enforced by unitholders prior to being declared payable by the Trustees. Further, no principal amount is owing to unitholders in respect of the units. Holders of units do not have all of the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring “oppression” or “derivative” actions. However, rights consistent with certain statutory rights of shareholders of corporations have been conveyed to unitholders under the provisions of our declaration of trust. The units are not “deposits” within the meaning of the Canada Deposit Insurance Corporation Act and are not insured under the provisions of that act or any other legislation.

The Trust may create and issue rights, warrants or options to subscribe for fully paid units at such subscription prices and at such time or times as the Trustees may determine. In addition, the Trustees may create indebtedness of the Trust, including indebtedness convertible into units. We have not issued any such rights, warrants, options or convertible securities to date, although some options for units are still outstanding under an option plan that existed prior to the formation of the Trust.

There were approximately 147 million trust units outstanding on December 31, 2006 and at March 1, 2007. Approximately 42,200 options were outstanding under the exchange option plan as of December 31, 2006 and nearly 24,600 options were outstanding as of March 1, 2007.

In September 2005, we completed a three-for-one split of the Trust's units. The subdivision of units applied to record holders at the close of business on September 2, 2005.

CRITICAL ACCOUNTING ESTIMATES

Our Consolidated Financial Statements are prepared in accordance with GAAP in Canada and require us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities. The impacts of these estimates are pervasive throughout the Consolidated Financial Statements. We make estimates and assumptions that are believed to be reasonable under the circumstances and are based upon historical experience, current conditions and expert advice. These estimates are, by their nature, uncertain and may require accounting adjustments based on future occurrences. On an ongoing basis, we review estimates based on currently available information. The use of different assumptions would result in different estimates, and actual results may differ from results based on these estimates. The most significant estimates relate to inventory, capital assets including coal and mineral reserves and depreciation and depletion, goodwill, asset retirement obligations and employee future benefits.

A summary of our significant accounting policies is contained in note 2 to the Consolidated Financial Statements. The following is a discussion of the accounting estimates that are significant in determining our financial results.

Inventory

Inventories are valued at the lower of net realizable value and either average cost or actual cost, depending on the type of inventory. For product inventory, net realizable value is the expected difference between the average selling price for the finished product less the costs to get the product into saleable form and to the selling location. The net realizable value of product inventory is an estimate based on various factors such as economic and market conditions, expected selling prices, freight and other transportation costs, and foreign exchange rates.

For stores and material inventory, net realizable value, if held for use, is actual cost less any provision for obsolescence. If held for sale, net realizable value is the fair market value of the parts less any costs associated with their disposal. The net realizable value of stores and materials inventory is an estimate based on the age and condition of the items, economic and market conditions, and freight and other transportation costs.

Changes in estimates of net realizable value may result in reductions in the carrying value of inventory and corresponding charges to cost of product sold in future periods.

Capital Assets

Mineral properties and development assets include expenditures to acquire and develop identified mineral properties and reserves, and net costs relating to production during the development phase. Depletion on producing properties is determined using a unit-of-production method based upon the proven and probable mineral reserves of the mine. Development costs incurred to expand the capacity of operating mines, to develop new coal deposits and ore bodies or to mine areas substantially in advance of current production are capitalized and charged to operations on a unit-of-production method based upon the proven and probable mineral reserves.

The determination of mineral reserves involves the use of a number of estimates and assumptions, including geological sampling and modeling, and estimates of future costs. Knowledge derived from ongoing exploration and development of the coal deposit or ore body may also affect reserve estimates. In addition, the determination of economic reserves is dependent upon a number of assumptions, including long-term coal prices and foreign exchange rates.

Elk Valley Coal reviews and evaluates capital assets for impairment of value on an ongoing basis. The expected undiscounted future cash flows from an asset used in these evaluations are developed using assumptions that reflect best estimates of the long-term operating plans for the asset. Changes in market conditions, reserve estimates and operating conditions, which can have a significant impact on value, are updated periodically as part of the test for impairment of value.

Depreciation and depletion of capital assets are dependent upon estimates of useful lives of buildings and equipment and reserve estimates, both of which are determined with the exercise of judgement. Changes in these estimates may result in increases or decreases in the amount of depreciation and depletion expense recorded in future periods.

The assessments of any impairment of capital assets and goodwill are dependent upon estimates of fair value that take into account factors such as reserves, economic and market conditions and the useful lives of assets.  Changes in these estimates could result in an impairment write-down being recorded against our capital assets in a future period.

Goodwill

Goodwill is the excess of the cost of the acquired investment over the fair-value amounts assigned to the assets acquired and liabilities assumed. Goodwill is tested for impairment annually in the second quarter or when an event or circumstance occurs that would indicate that the asset may be impaired. The expected undiscounted future cash flows from assets used in these tests are developed using assumptions that reflect best estimates of the long-term operating plans for the assets. Changes in market conditions, reserve estimates and operating conditions, which can have a significant impact on value, are updated periodically as part of the test for impairment of value. Any impairment loss is recognized in current period earnings. The carrying amount of goodwill on the balance sheet of the Trust at December 31, 2006 was $13 million and is attributed to assets owned by Elk Valley Coal.

Asset Retirement Obligations

Asset retirement obligations are recognized in the period in which they are incurred if a reasonable estimate of fair value can be determined. The liability is measured at fair value and is adjusted to its present value in subsequent periods as accretion expense is recorded and if estimates regarding the timing and estimated amount of future reclamation costs are changed. The fair value of the estimated asset retirement costs is capitalized as part of the carrying amount of the long-lived asset when incurred and amortized to earnings over the asset’s estimated useful life.

We have significant long-term liabilities relating to mine reclamation and end-of-mine closure costs. Asset retirement liabilities are not funded. The liability is determined on a mine-by-mine basis, and various assumptions are used in the engineering studies including current mine plans, future reclamation costs, and estimates of reserves and resources. Costs incurred under the reclamation programs are charged against the associated liability. Elk Valley Coal has developed reclamation programs and cost estimates based on meeting existing government regulations and standards. These estimates require extensive judgement about the nature, cost and timing of the work to be completed, and may change with future changes to costs, environmental laws, and regulations and remediation practices. Increases in estimates of future costs may cause the asset retirement obligation to increase, which would result in an increase in both the capitalized asset retirement costs, which are included in capital assets, and the asset retirement obligation. Our earnings would not immediately be impacted by the increase in the asset retirement obligation, but the increase would result in higher depletion expense being recorded against our capitalized asset retirement costs and higher accretion expense being recorded on our asset retirement obligation in future periods.

Employee Future Benefits

Post-retirement benefit plans include pension plans and other post-retirement benefit plans, the costs of which are based on estimates. Employee future benefits are subject to actuarial calculations that are complex and utilize a number of economic and demographic assumptions that are continually updated and may prove to be incorrect. Major estimates and assumptions relate to expected plan performance, salary escalation, discount rates, retirement ages of employees and future cost trends. In addition, actuaries incorporate subjective factors into their assumptions, such as withdrawal and mortality rates.  Changes in these estimates could result in increases or decreases in our compensation expense in future periods.

CHANGES IN ACCOUNTING POLICIES

Stripping costs and in-process inventory

The CICA Emerging Issues Committee issued EIC - 160, Stripping Costs Incurred in the Production Phase of a Mining Operation, effective for years commencing on or after July 1, 2006. We adopted the guidance of this abstract effective January 1, 2006 on a prospective basis. The abstract requires the cost of stripping activities during the production phase of the mine to be accounted for according to the benefit received. Generally, such costs are expensed as variable production costs; however, the costs would be capitalized if they can be shown to represent a betterment to the mineral property. A betterment occurs when the stripping activity provides access to sources of reserves that will be produced in future periods that would not have otherwise been accessible in absence of the stripping activity.  We did not capitalize any stripping costs in 2006. Any stripping costs capitalized in future periods will be described as investing activities in the cash flow statement and will be depleted on a unit-of-production basis over the life of the reserves that directly benefit from the specific stripping activity.

Prior to 2006, certain stripping costs incurred during the production phase of mining were deferred.  The net book value of these deferred stripping costs at December 31, 2006 was $38 million (2005 - $39 million). The balance is being depleted using a unit-of-production method based upon the proven and probable mineral reserves. Depletion expense on these deferred stripping costs was approximately $1 million for 2006.

This Abstract also clarified that minerals or coal must be produced, or extracted from the mine, to be considered inventory, which required us to change our accounting policy with respect to mineral and raw coal inventory. We previously considered minerals and raw coal exposed in the mining bench and stockpiled in the pit to be in-process inventory. The adoption of the guidance in the Abstract resulted in a $32 million reduction of inventory and an equivalent charge to income as of January 1, 2006.

Financial Instruments, Hedges and Comprehensive Income

CICA Handbook section 3855, Financial Instruments – Recognition and Measurement, section 3865, Hedges, and section 1530, Comprehensive Income, will be applicable to us commencing with our 2007 fiscal year.

Section 3855 establishes standards for recognizing and measuring financial instruments and non-financial derivatives. The standard specifies how financial instruments should be recorded on the balance sheet and how gains and losses from the changes in fair value of financial instruments should be recognized. The standard effectively provides the option of carrying all financial instruments on the balance sheet at fair value. For certain financial instruments, such as derivatives, fair value recognition is mandatory while for others there is the option of using either fair value or amortized cost as the basis of measurement. With respect to financial instruments other than derivatives, the adoption of section 3855 is not expected to have a material impact on us because our non-derivative financial instruments will continue to be carried at amortized cost under the new accounting standard.

In accordance with section 3855, derivative financial instruments, consisting of foreign exchange forward contracts, outstanding as of January 1, 2007, will be recorded on the 2007 opening balance sheet as a liability at their fair value of $5 million. These derivatives outstanding on the transition date will not be designated as hedges under section 3865. Under the transition provisions of section 3855 and 3865, we will record a charge to the 2007 opening balance of accumulated other comprehensive income of $5 million. The adoption of section 3855 and the Trust’s election not to designate the foreign exchange forward contracts as hedges may have a material impact on us depending on the volatility of the Canadian/U.S. dollar exchange rate. We expect to enter into a significant number of foreign exchange forward contracts in accordance with our regular ongoing foreign currency risk management program. These derivatives will be carried at fair value on our balance sheet with changes in the fair value of the derivative between the date of inception and the maturity date being recorded as gains or losses in the income statement. This may contribute to earnings volatility in response to changing exchange rates and the amount of outstanding foreign exchange forward contracts.

Section 3865 replaces AcG-13, Hedging Relationships, and provides new standards for the accounting treatment of qualifying hedging relationships and the related disclosures. The recommendations of this section are optional and are only required if the entity is applying hedge accounting. We do not intend to apply hedge accounting at this time under section 3865. The derivatives outstanding at December 31, 2006 are currently designated as hedges under AcG-13 and, accordingly, are not recorded in the balance sheet as of December 31, 2006.

Section 1530 introduces the concept of comprehensive income and provides alternatives for the disclosure of other comprehensive income. Accumulated other comprehensive income will be a new caption within the unitholders’ equity section of our balance sheet. Other comprehensive income will include certain unrealized items affecting the carrying amounts of assets and liabilities that are not included in net income. The major item that will be included in our other comprehensive income is the foreign currency translation adjustment. Our January 1, 2007 opening balance sheet will include the reclassification of the foreign currency translation account of $9.0 million to accumulated other comprehensive income. This reclassification will not affect total unitholders’ equity or net income.

FINANCIAL AND OTHER INSTRUMENTS

Almost all of Elk Valley Coal’s and NYCO’s sales are denominated in U.S. dollars, and the vast majority of costs are denominated in Canadian dollars. Accordingly, our revenues, net income, cash flows and cash available for distribution are highly sensitive to changes in the U.S./Canadian dollar exchange rate. To help manage exposure to currency fluctuations and the effect on unitholder distributions, we use foreign exchange forward contracts to fix the rate at which certain future anticipated flows of U.S. dollars are exchanged into Canadian dollars. Derivative financial instruments are not used for trading or speculative purposes. On its formation in 2003, Elk Valley Coal assumed certain foreign exchange forward contracts and it did not enter any new contracts. There were no remaining foreign exchange forward contracts held by Elk Valley Coal at the end of 2006.

A policy has been established that allows us to fix the U.S./Canadian dollar exchange rate on up to 100% of our share of the estimated net U.S. dollar operating cash flow of Elk Valley Coal for periods where both coal sales prices and volumes can be reasonably estimated. This generally means that we are entering into foreign exchange forward contracts early in the calendar year when negotiations for the upcoming coal year are substantially completed. There is no minimum amount of U.S. dollar exposure required to be fixed. The limits take into account any of Elk Valley Coal’s outstanding hedges. At December 31, 2006, our foreign exchange forward contracts totalled US$275 million and primarily relate to the coal sales for the first quarter of 2007. We do not fix the exchange rate for our U.S. dollar long-term debt, net investment in NYCO or net U.S. dollar denominated cash flows of NYCO.

It is important to note that while foreign exchange forward contracts can provide protection from certain fluctuations in currencies and realized selling prices, they will correspondingly limit our ability to capitalize on favourable changes in foreign currency exchange rates. Our use of foreign currency forward contracts will reduce or increase profitability relative to what it would have been had we not utilized them. We have chosen to utilize foreign currency forward contracts as a low-cost means of providing additional certainty to cash available for distribution. Other financial instruments that can provide a means to capture the benefit of favourable changes in foreign exchange rates are relatively expensive. Our use of foreign exchange forward contracts may also impact our profitability relative to competitors who have utilized similar or other derivative instruments to a different degree.

Through the end of 2006, foreign exchange forward contracts were designated as hedges of anticipated U.S. dollar cash flows. The gains and losses on foreign exchange forward contracts designated as hedges were recognized in revenues and income and affected cash available for distribution in the period that the hedged exposure was recognized, which was the same period in which the instruments were settled. The gains or losses were netted against revenues, which was the item that was hedged. During 2006, we realized gains on foreign exchange forward contracts of $59 million due to the U.S. dollar weakening relative to the U.S./Canadian dollar exchange rate specified in the contracts. We realized gains of $107 million and $86 million in 2005 and 2004, respectively. Our unrealized losses on these contracts at December 31, 2006 were $5 million based on the year end U.S./Canadian dollar exchange rate of US$0.86.

Commencing 2007, we are not designating foreign exchange forward contracts as hedges. The unrealized losses on the contracts of $5 million at the end of 2006 will be charged directly to accumulated other comprehensive income at the start of 2007, and the marked-to-market loss on the foreign exchange forward contracts will be recorded as a liability on our balance sheet at the same time. The losses in accumulated other comprehensive income will be reclassified to net income as the contracts are settled.

As a result of our decision not to designate foreign exchange forward contracts as hedges commencing in 2007, the contracts will be marked to market at the end of each accounting period to reflect the fair market value of the contracts. Any change in value will be recognized in net income with an offsetting entry to reflect the fair value on our balance sheet. This will contribute to the volatility of our net income. The extent of this volatility will depend on the amount of foreign exchange forward contracts outstanding, which tends to be high during the first part of the year, and the amount of change in the U.S./Canadian dollar exchange rate. Unrealized changes in the fair value of foreign exchange forward contracts will not affect cash available for distribution because it is the realized gains and losses that represent the cash-flow impacts of the decision to enter into the contracts.

Our ability to enter into foreign exchange forward contracts will depend on the total hedge position we wish to undertake, the creditworthiness of available counterparties, and the counterparties’ assessment of our credit risk.

In the event of non-performance by the counterparties to the contracts, the Trust and Elk Valley Coal are exposed to gains or losses depending on the difference between the U.S./Canadian dollar exchange rate and the rate in the foreign exchange forward contracts. To mitigate this risk of non-performance, we utilize several counterparties of high credit quality. There are no significant concentrations of credit risk.

RISKS AND UNCERTAINTIES

Our investments are exposed to significant business, industry and regulatory risks and uncertainties in the normal course of business that can influence our future financial performance. A description of the risks that are likely to influence investors’ decisions to purchase, sell or hold our units is presented in our 2006 Annual Information Form, which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on our website at www.fording.ca. The Trust and Elk Valley Coal assess and prioritize risks on an annual basis. The following briefly addresses some, but not all, of the high or elevated risk factors identified in 2006 that could affect the Trust and its investments, their future financial results, the amount of cash available for distribution and the nature of the Trust itself.

BUSINESS RISKS

An inherent risk of Elk Valley Coal’s business model is its dependence on the sale of a single group of products, metallurgical coal, to a relatively small number of customers in a single industry, which is the manufacturing of steel. This increases our exposure to earnings volatility as the global prices of metallurgical coal rise and fall. There is currently no commodity derivative market for metallurgical coal, which prevents Elk Valley Coal from using derivative contracts to hedge its coal prices, although we do use foreign exchange forward contracts to fix the rate of conversion to Canadian dollars on our share of U.S. dollar denominated cash flows. Further, one customer accounted for approximately 11% of Elk Valley Coal’s revenues for 2006 and the loss of this customer could harm Elk Valley Coal’s business.

While Elk Valley Coal’s mining costs are competitive on a global basis, its transportation costs are significantly higher than its primary competitors located in Australia. Substantially all of Elk Valley Coal’s product is transported relatively long distances to the ports in Vancouver with the balance shipped to customers in eastern North America. In addition, Elk Valley Coal is dependent on a single rail carrier that transports approximately 90% of its product, and one terminal facility that loads approximately 70% of its coal onto ships. There are currently no cost-effective alternatives to these providers, certainly in the near term. The small number of rail and port service providers impacts Elk Valley Coal’s negotiated service rates. In addition, weather problems, rail and port capacity issues, prolonged labour stoppages, availability of vessels, contractual disputes or other factors that prevent the rail carriers or the terminals from providing their services could seriously impact our financial results. The risks related to the narrow range of Elk Valley Coal’s operations and its relatively high transportation costs make us particularly vulnerable to coal price decreases.

Elk Valley Coal attempts to mitigate, but not eliminate, these business risks as follows:

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It forges strong, long-term commercial relationships with its customers;

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It focuses on optimizing the quality of its products to help achieve maximum value for its products in the marketplace;

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It maintains adequate reserves to remain a reliable, long-term supplier of high-quality hard coking coal to the marketplace;

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It attempts to maintain its significant market share and maintains production from several operations;

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It works to ensure stability and reliability of production and transportation so that it remains a preferred supplier and provides a viable alternative to its primary competitors in Australia;

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It holds an equity position in Neptune Terminals and pays for terminal services on a cost-sharing basis with the other partners, which substantially reduces its overall cost of shipping through this port.

INDUSTRY RISKS

Substantially all of the coal that Elk Valley Coal produces is sold to steel manufacturers. The steel industry’s demand for coking coal is affected by a number of factors including the cyclical nature of that industry and the availability of substitutes for steel such as aluminium, composites and plastics. A significant reduction in the demand for steel products would reduce the demand for coking coal, which would have a material adverse effect on our cash available for distribution. In addition, steel manufacturers are currently seeking ways to reduce their dependence on relatively high-cost hard coking coals through improved blending techniques or other technological changes in the steel making process. Steel manufacturers are concerned about coal quality specifications and are placing a premium value on certain grades of hard coking coal that can be blended with lower cost coals and still achieve adequate coke quality.

Significant reserves of high-quality metallurgical coal have been identified in Mongolia, Russia, Mozambique and other locations, which have not yet been fully developed but have the potential to add a significant amount of supply in the longer term. In addition, existing producers of metallurgical coal have experienced cycles of oversupply in the past due to excess production. Relatively high prices for metallurgical coal over the past 2 years have resulted in a number of new market entrants, which has opened access to coal reserves that were not previously economically viable when prices were lower. A situation of oversupply would put downward pressure on global metallurgical coal prices and could seriously harm Elk Valley Coal’s business.

Elk Valley Coal attempts to mitigate, but not eliminate, these industry risks as follows:

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It preserves its value to customers by maximizing the quality of its coal products and the stability and reliability of its supply to the market;

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It works with its customers to understand their needs so it can meet their specifications and adapt to changes;

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It monitors the global metallurgical coal industry very closely so it understands and can react to new sources of supply, new competitors and technological alternatives.

REGULATORY RISKS

Elk Valley Coal’s long-range mining plans are dependent upon the successful negotiation of mining permits and land leases with the provincial governments of British Columbia and Alberta, as well as aboriginal peoples. While its relationships with the provincial governments and aboriginal peoples are generally good, there is a risk that leadership changes or other developments could cause these parties to change their requirements or to demand greater compensation, impose new environmental restrictions or limit access to important mining areas. Environmental legislation is subject to interpretation and the requirements are evolving. New environmental legislation or stricter interpretation of existing legislation could interfere with Elk Valley Coal’s ability to operate.

Elk Valley Coal attempts to mitigate, but not eliminate, these regulatory risks as follows:

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It develops and promotes its role as a responsible community partner committed to the sustainable economic and social development of the rural communities in which it operates;

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It has committed to building honest and mutually beneficial relationships with the aboriginal communities where the operations are located;

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Its operating procedures are designed to facilitate environmental protection and compliance with the regulatory process.